                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                                 PIZZA INN, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   725848 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 6, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box 1

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 45 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 2 of 45 pages
-------------------------                                  ---------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,270,000 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                365,000
--------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,905,000 (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,270,000 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 3 of 45 pages
-------------------------                                  ---------------------

(1)     Includes 2,905,000 shares of Common Stock held by C. Jeffrey Rogers (the
        "Pledged Shares") and pledged to Newcastle Partners L.P. ("NP") pursuant to the terms of an Omnibus Agreement and Pledge Agreement, each dated as of  December  6, 2002 by and  between  NP and Mr.  Rogers.  The  Omnibus
        Agreement  grants NP the  option  to  acquire  the  Pledged  Shares  for
        $7,373,726.42  (plus accrued  interest  through the exercise date).  The
        Pledge  Agreement  provides  (i) that Mr.  Rogers may not dispose of the
        Pledged Shares without the prior written  consent of NP and (ii) that NP shall have voting power of the Pledged Shares.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 4 of 45 pages
-------------------------                                  ---------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,270,000 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                365,000
--------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,905,000 (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,270,000 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 5 of 45 pages
-------------------------                                  ---------------------

(1)     Includes 2,905,000 shares of Common Stock held by C. Jeffrey Rogers (the
        "Pledged Shares") and pledged to Newcastle Partners L.P. ("NP") pursuant to the terms of an Omnibus Agreement and Pledge Agreement, each dated as of  December  6, 2002 by and  between  NP and Mr.  Rogers.  The  Omnibus
        Agreement  grants NP the  option  to  acquire  the  Pledged  Shares  for
        $7,373,726.42  (plus accrued  interest  through the exercise date).  The
        Pledge  Agreement  provides  (i) that Mr.  Rogers may not dispose of the
        Pledged Shares without the prior written  consent of NP and (ii) that NP shall have voting power of the Pledged Shares.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 6 of 45 pages
-------------------------                                  ---------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,270,000 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                365,000
--------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,905,000 (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,270,000 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 7 of 45 pages
-------------------------                                  ---------------------

(1)     Includes 2,905,000 shares of Common Stock held by C. Jeffrey Rogers (the
        "Pledged Shares") and pledged to Newcastle Partners L.P. ("NP") pursuant to the terms of an Omnibus Agreement and Pledge Agreement, each dated as of  December  6, 2002 by and  between  NP and Mr.  Rogers.  The  Omnibus
        Agreement  grants NP the  option  to  acquire  the  Pledged  Shares  for
        $7,373,726.42  (plus accrued  interest  through the exercise date).  The
        Pledge  Agreement  provides  (i) that Mr.  Rogers may not dispose of the
        Pledged Shares without the prior written  consent of NP and (ii) that NP shall have voting power of the Pledged Shares.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 8 of 45 pages
-------------------------                                  ---------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,270,000 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                365,000
--------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,905,000 (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,270,000 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 9 of 45 pages
-------------------------                                  ---------------------

(1)    Includes  2,905,000 shares of Common Stock held by C. Jeffrey Rogers (the
       "Pledged Shares") and pledged to Newcastle  Partners L.P. ("NP") pursuant to the terms of an Omnibus Agreement and Pledge Agreement,  each dated as of  December  6,  2002 by and  between  NP and Mr.  Rogers.  The  Omnibus
       Agreement  grants  NP the  option  to  acquire  the  Pledged  Shares  for
       $7,373,726.42  (plus accrued  interest  through the exercise  date).  The
       Pledge  Agreement  provides  (i) that Mr.  Rogers may not  dispose of the
       Pledged Shares  without the prior written  consent of NP and (ii) that NP shall have voting power of the Pledged Shares.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 10 of 45 pages
-------------------------                                  ---------------------

            The following  statement  constitutes  the Schedule 13D filed by the undersigned (the "Statement").

Item 1.        Security and Issuer.
               -------------------

            This  Statement  relates to the common  stock,  par value  $0.01 per share ("Common  Stock"),  of Pizza Inn, Inc. (the  "Company"),  whose  principal executive offices are located at 3551 Plano Parkway, The Colony, Texas 75056.

Item 2.        Identity and Background.
               -----------------------

            Items  2(a),  2(b) and  2(c)  This  Statement  is  jointly  filed by
Newcastle Partners,  L.P., a Texas limited partnership ("NP"), Newcastle Capital
Management,  L.P., a Texas limited partnership ("NCM"), Newcastle Capital Group,
L.L.C., a Texas limited  liability  company ("NCG"),  and Mark Schwarz (together with NP, NCM and NCG,  the  "Reporting  Persons").  Because  Mark Schwarz is the
managing  member of NCG, which is the general partner of NCM (with Mark Schwarz,
NCG and NCM,  hereinafter  referred to as the "Controlling  Persons"),  which in turn is the  general  partner  of NP,  the  Controlling  Persons  may be deemed, pursuant to Rule 13d-3 of the  Securities  Exchange Act of 1934, as amended (the
"Act"),  to be the  beneficial  owners of all shares of Common Stock held by NP.
The Reporting Persons are filing this joint Statement, as they may be considered a "group" under Section 13(d)(3) of the Act.  However,  neither the fact of this filing nor anything  contained  herein shall be deemed to be an admission by the
Reporting Persons that such a group exists.

            As stated  above,  Mark Schwarz is the  managing  member of NCG. The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in  securities.  The principal  place of business for each of the Reporting Persons is 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

            Item 2(d) During the last five years,  none of the Reporting Persons have been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

            Item 2(e) During the last five years,  none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 2(f) Mark Schwarz is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held directly by NP was approximately $594,257.58, all of which was obtained from NP's working  capital.  None of NCG, NCM or Mr.  Schwarz directly owns any shares of Common Stock.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 11 of 45 pages
-------------------------                                  ---------------------

            NP also  acquired an option to purchase  2,905,000  shares of Common
Stock held by C. Jeffrey Rogers for an aggregate exercise price of $7,373,726.42 pursuant to the Omnibus  Agreement by and between NP and Mr.  Rogers dated as of
December 6, 2002.  If  exercised,  the option will be paid for by canceling  the
Promissory Note dated as of December 6, 2002 in the aggregate  principal  amount of  $7,373,726.42  (plus accrued interest through the exercise date) made by Mr.
Rogers in favor of NP when NP refinanced  certain of Mr. Rogers  existing debts.
The funds used by NP to  refinance  certain of Mr.  Roger's  existing  debt were obtained from NP's working capital.

Item 4.         Purpose of Transaction.
                ----------------------

            The Reporting Persons purchased the Common Stock based on the belief that the Common Stock, at current market prices, was undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment  opportunities,  and the availability of shares of Common Stock at  desirable  prices,  the  Reporting  Persons may  endeavor to increase  their position in the Company through,  among other things,  the purchase of shares of
Common Stock in open market or private  transactions,  on such terms and at such times as the Reporting Persons deem advisable.

            On December 6, 2002,  NP entered into an Omnibus  Agreement  with C.
Jeffrey  Rogers  whereby  NP  agreed  to  refinance   certain  of  the  existing
indebtedness  of Mr.  Rogers  in the  aggregate  amount  of  $7,373,726.42  (the
"Existing   Indebtedness").   In  exchange  for  NP  refinancing   the  Existing
Indebtedness,  Mr. Rogers (i) gave NP an option to purchase in whole, but not in parts,  2,905,000  shares of Common  Stock  directly  held by him (the  "Pledged
Shares") at an aggregate exercise price of $7,373,726.42  (plus accrued interest through the  exercise  date),  (ii) issued a  Promissory  Note in the  aggregate principal amount of $7,373,726.42 in favor of NP and (iii) entered into a Pledge
Agreement  with NP.  The  Omnibus  Agreement  and other  related  documents  are described in more detail in Item 6 hereof.

            The  Reporting  Persons  may,  from time to time,  evaluate  various alternatives that they might consider  concerning the business and operations of the Company.  The Reporting Persons intend to hold discussions with the Board of
Directors of the Company (the "Board of Directors") to discuss  various  matters relating to the Company,  including  appropriate  representation on the Board of
Directors,  such as appointing  one or more persons  identified by the Reporting
Persons as  directors  of the Company.  If the  Reporting  Persons are unable to reach an agreement with the Company regarding appropriate  representation on the
Board of Directors,  the Reporting Persons reserve the right to take all actions they deem  appropriate,  including  but not limited to,  soliciting  proxies and proposing an alternative slate of directors to be put forth for consideration by the  Company's  shareholders  at the next  scheduled or future annual or special meeting of the Company's shareholders.

            Irrespective  of the issue of Board  representation,  the  Reporting
Persons  intend  to  communicate   with  the  Board  of  Directors  and  certain
shareholders  concerning the Company's  performance and their involvement in the

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 12 of 45 pages
-------------------------                                  ---------------------

Company. In addition, the Reporting Persons intend to review their investment in the Company on a continuing  basis.  Depending on various  factors,  such as the
Company's  financial position and investment  strategy,  the price levels of the shares of Common Stock, conditions in the securities market and general economic and industry  conditions,  the  Reporting  Persons may take such actions as they deem appropriate including, without limitation,  making proposals to the Company concerning  corporate  governance,  the  capitalization  and  operations  of the
Company,  the sale of the  whole or  selective  assets  of the  Company,  or the amendment  of the  Articles  of  Incorporation  or By-Laws of the  Company.  The
Reporting  Persons may also purchase  additional  shares of Common Stock or sell some or all of their  shares of  Common  Stock or change  their  intention  with respect to any and all matters referred to in Item 4.

            Except as set forth herein or such as would occur upon completion of any of the actions  discussed above, no Reporting Person has any present plan or proposal  which  would  relate to or result in any of the  matters  set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Company.
               -------------------------------------

            The aggregate  percentage  of shares of Common Stock  reported to be owned by the Reporting  Persons is based upon 10,058,374  shares of Common Stock outstanding  as of November 4, 2002 as reported in the  Company's  Form 10-Q for the period ended  September 30, 2002 as filed with the  Securities  and Exchange
Commission on November 12, 2002.

               (a) As of the  filing  date of this  Statement,  NP  beneficially owned 3,270,000 shares of Common Stock, representing  approximately 32.5% of the
Company's issued and outstanding Common Stock.

               NCM, as the general  partner of NP, may be deemed to beneficially own the 3,270,000 shares of Common Stock beneficially owned by NP,  representing approximately 32.5% of the issued and outstanding Common Stock of the Company.

               NCG, as the general  partner of NCM, which in turn is the general partner of NP, may also be deemed to  beneficially  own the 3,270,000  shares of
Common Stock beneficially owned by NP,  representing  approximately 32.5% of the issued and outstanding Common Stock of the Company.

               Mark Schwarz,  as the managing member of NCG, the general partner of NCM,  which in turn is the  general  partner  of NP,  may also be  deemed  to beneficially own the 3,270,000 shares of Common Stock  beneficially owned by NP, representing  approximately  32.5% of the issued and outstanding Common Stock of the Company.

            (b)  Pursuant  to the  terms of the  Omnibus  Agreement  and  Pledge
Agreement  and by virtue of his position  with NP, NCG and NCM, Mark Schwarz has
(i) the sole power to vote over 3,270,000 shares of Common Stock or 32.5% of the issued and outstanding shares of Common Stock, (ii) the sole power to dispose of
365,000 shares of Common Stock or 3.6% of the issued and  outstanding  shares of
Common  Stock,  and (iii) shares the power to dispose over  2,905,000  shares of
Common Stock or 28.9% of the issued and outstanding shares of Common Stock.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 13 of 45 pages
-------------------------                                  ---------------------

            (c)  Schedule A annexed  hereto  lists all the  transactions  in the
Company's Common Stock during the past 60 days. All such  transactions were made in the open market.

            Pursuant to the Omnibus Agreement, NP received an option to purchase
2,905,000 shares of Common Stock from C. Jeffrey Rogers on December 6, 2002. The aggregate exercise price for the option to purchase such shares is $7,373,726.42 or  approximately  $2.54 per share (plus accrued  interest  through the exercise date).  Except as  otherwise  provided  in the  Omnibus  Agreement,  the  option exercise period commences on January 3, 2003 and terminates on January 31, 2003.

            (d) No person other than the Reporting  Persons is known to have the right to receive,  or the power to direct the  receipt,  of dividends  from,  or proceeds from the sale of, the shares of the Common Stock directly held by NP.

            Pursuant to the Omnibus Agreement and the Pledge  Agreement,  NP has
the right to receive,  or the power to direct the receipt of, dividends from the
Pledged Shares.

            (e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With
                Respect to Securities of the Company.
                -------------------------------------------------------------

            On December 6, 2002,  NP entered into an Omnibus  Agreement  with C.
Jeffrey Rogers whereby NP agreed to refinance the Existing  Indebtedness  of Mr.
Rogers in exchange for (i) giving NP an option to purchase in whole,  but not in parts, the Pledged Shares at an aggregate exercise price of $7,373,726.42  (plus accrued interest  through the exercise date),  (ii) issuing a Promissory Note in the  aggregate  principal  amount  of  $7,373,726.42  in favor  of NP and  (iii)
entering into a Pledge Agreement with NP.

            Except as otherwise provided in the Omnibus Agreement, the option to purchase  the Pledged  Shares  commences  on January 3, 2003 and  terminates  on
January 31,  2003.  The  Promissory  Note matures on January 15, 2003 and is not allowed to be prepaid prior to maturity.  The Promissory Note incurs interest at an annual rate of 10%. The Pledge  Agreement  provides that, among other things,
NP has a lien and security interest in the Pledged Shares and all dividends from time-to-time  received,  receivable or otherwise  distributed in respect of such shares.  The Pledge  Agreement also provides that (i) Mr. Rogers may not dispose of such  shares  without  the prior  written  consent  of NP and (ii) NP has the voting power over the Pledged Shares.

Item 7.        Materials to be Filed as Exhibits.
               ---------------------------------

(1)         Joint Filing  Agreement dated as of December 11, 2002 among NP, NCG,
            NCM and Mark Schwarz.

(2)         Omnibus Agreement dated as of December 6, 2002 by and between NP and
            C. Jeffrey Rogers.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 14 of 45 pages
-------------------------                                  ---------------------

(3)         Promissory  Note dated  December 6, 2002 in the aggregate  principal amount of $7,373,726.42 made by C. Jeffrey Rogers in favor of NP.

(4)         Pledge  Agreement  dated  December 6, 2002 by and between C. Jeffrey
            Rogers and NP.

                            [Signature Page Follows]

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 15 of 45 pages
-------------------------                                  ---------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 11, 2002             NEWCASTLE PARTNERS, L.P.

                                       By: Newcastle Capital Management, L.P.,
                                           its general partner
                                       By: Newcastle Capital Group, L.L.C., its
                                           general partner

                                       By: /s/ Mark Schwarz
                                           -----------------------------
                                           Mark Schwarz, Managing Member

                                       NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                       By: Newcastle Capital Group, L.L.C., its
                                           general partner

                                       By: /s/ Mark Schwarz
                                           -----------------------------
                                           Mark Schwarz, Managing Member

                                       NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark Schwarz
                                           -----------------------------
                                           Mark Schwarz, Managing Member

                                       /s/ Mark Schwarz
                                       -----------------------------------
                                       MARK SCHWARZ

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 16 of 45 pages
-------------------------                                  ---------------------

                                   SCHEDULE A

            Transactions in the Common Stock During the Past 60 Days
            --------------------------------------------------------

Shares of Common Stock                  Price Per               Date of
     Purchased                          Share($)               Purchase
     ---------                          --------               --------

                            Newcastle Partners, L.P.
                            ------------------------

      1,500                             1.6350                 10/08/02
      2,800                             1.6503                 10/10/02
      5,000                             1.6480                 10/11/02
      5,500                             1.6477                 10/14/02
      3,000                             1.6700                 10/16/02
     20,000                             1.7500                 10/18/02
      3,000                             1.6700                 10/18/02
        500                             1.6950                 10/25/02
     10,000                             1.6665                 11/04/02
     40,000                             1.6575                 11/06/02
     23,000                             1.6583                 11/07/02
      5,000                             1.6680                 11/08/02
        100                             1.8150                 11/15/02
      1,200                             1.6775                 11/20/02
      8,400                             1.6958                 11/21/02
      2,000                             1.6925                 11/25/02
     75,000                             1.9184                 12/09/02
     25,700                             2.1063                 12/10/02

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 17 of 45 pages
-------------------------                                  ---------------------

                                  EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----

1.    Joint  Filing  Agreement  dated as of  December  11,  2002 among     18
      Newcastle  Partners,  L.P.,  Newcastle  Capital  Group L.L.C.,
      Newcastle Capital Management, L.P. and Mark Schwarz.

2.    Omnibus  Agreement  dated as of  December 6, 2002 by and between     19
      Newcastle Partners, L.P. and C.  Jeffrey Rogers.

3.    Promissory   Note  dated  December  6,  2002  in  the  aggregate     26
      principal amount of  $7,373,726.42  made by C. Jeffrey Rogers in favor of Newcastle Partners, L.P.

4.    Pledge  Agreement  dated  December  6,  2002 by and  between  C.     32
      Jeffrey Rogers and Newcastle Partners, L.P.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 18 of 45 pages
-------------------------                                  ---------------------

EXHIBIT 1

                             JOINT FILING AGREEMENT

            In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated  December 11, 2002
(including  amendments  thereto)  with respect to the Common Stock of Pizza Inn,
Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:   December 11, 2002             NEWCASTLE PARTNERS, L.P.

                                       By: Newcastle Capital Management, L.P.,
                                           its general partner
                                       By: Newcastle Capital Group, L.L.C., its
                                           general partner

                                       By: /s/ Mark Schwarz
                                           -----------------------------
                                           Mark Schwarz, Managing Member

                                       NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                       By: Newcastle Capital Group, L.L.C., its
                                           general partner

                                       By: /s/ Mark Schwarz
                                           -----------------------------
                                           Mark Schwarz, Managing Member

                                       NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark Schwarz
                                           -----------------------------
                                           Mark Schwarz, Managing Member

                                       /s/ Mark Schwarz
                                       -----------------------------------
                                       MARK SCHWARZ

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 19 of 45 pages
-------------------------                                  ---------------------

                                OMNIBUS AGREEMENT

            THIS  OMNIBUS  AGREEMENT  (this  "Agreement")  is  entered  into  on
December 6, 2002 (the "Execution  Date"), by C. Jeffrey Rogers  ("Rogers"),  and
Newcastle Partners, L.P., a Texas limited partnership ("Newcastle").

ARTICLE A   PROPOSED REFINANCING

            1. Rogers Existing Indebtedness. Rogers has pledged 2,905,000 shares of common stock,  $.01 par value,  of Pizza Inn,  Inc.  (the "Common  Stock") to secure  certain  indebtedness  pursuant  to the  following  (collectively,  such indebtedness referred to herein as the "Existing Indebtedness"):

                        a. $5,337,000.52 owing to Wells Fargo Bank Texas,
            National Association ("Wells Fargo") under the terms of that certain
            Loan Agreement dated as of June 2, 1997, executed between Rogers and
            Wells Fargo; and

                         b.  $2,036,725.90  owing to Pizza Inn,  Inc.  (together
            with Wells Fargo,  collectively  referred to herein as the "Existing
            Lenders")  under the terms of that  certain  Promissory  Note  dated
            October 6, 1999, in the principal sum of $1,949,697.51,  executed by
            Rogers payable to the order of Pizza Inn, Inc.

            2. Proposed Refinance.  Rogers has proposed that Newcastle refinance the Existing  Indebtedness in the amount of  $7,373,726.42  under the terms of a
Refinancing  Promissory Note (as the same may be hereafter amended,  renewed and extended,  the "Note") in the  principal  amount of  $7,373,726.42,  executed by
Rogers  payable to the order of  Newcastle.  Rogers has  further  proposed  that payment and  performance of the Note  (together with certain other  obligations, including  [but not limited  to] this  Agreement)  be secured by a Stock  Pledge
Agreement  (as the same may  hereafter  be amended,  renewed and  extended,  the
"Pledge  Agreement")  dated  the  date  hereof,   executed  between  Rogers  and
Newcastle, under the terms of which Rogers shall pledge the "Pledged Shares" (as defined in the Pledge  Agreement)  consisting of 2,905,000  shares of the Common
Stock.

            3.  Conditions to  Refinance.  Newcastle has agreed to refinance the
Existing Indebtedness under the terms of the Note, subject to the following:

                        a.  Written  confirmation  of the amount of the Existing
            Indebtedness  secured by the  Pledged  Shares and owing by Rogers to each of the  Existing  Lenders  and,  pursuant to the first  advance under the Note:

                            1) All  obligations  owing to the  Existing  Lenders
            shall be paid in full; and

                            2) All liens or security  interests in favor of each
            of the  Existing  Lenders on the  Pledged  Shares and  otherwise  in connection  therewith shall be terminated  and/or released upon such payment.

                         b.  Execution  and  delivery by Rogers to  Newcastle of
            this Agreement and the following documents:

                             1) Note

                             2) Pledge Agreement

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 20 of 45 pages
-------------------------                                  ---------------------

                            3)  Upon  payment  of  the  Existing   Indebtedness,
            delivery of the following stock certificates

             Name of Entity            Certificate No.       Number of Shares
    1.       Pizza Inn, Inc.               PI12370                200,000
    2.       Pizza Inn, Inc.                PI2152                500,000
    3.       Pizza Inn, Inc.               PI12326                500,000
    4.       Pizza Inn, Inc.               PI13354                939,000
    5.       Pizza Inn, Inc.               PI13744                 10,000
    6.       Pizza Inn, Inc.               PI14336                300,000
    7.       Pizza Inn, Inc.               PI13776                300,000
    8.       Pizza Inn, Inc.               PI14788                156,000

                            4)  Stock  Powers  executed  in  blank  (2 for  each
            certificate)

                           5) Federal Reserve Form U-1

            4.   Return  of   Documents.   Newcastle   will   return  to  Rogers
documentation   concerning   the  Existing   Indebtedness   promptly   following
Newcastle's receipt thereof from the Existing Lenders.

ARTICLE B.  OPTION

            1. OPTIONS TO PURCHASE COMMON STOCK.  For value received,  Newcastle is entitled,  subject to the terms herein,  to purchase from Rogers, on or after
January 3, 2003, or from time to time thereafter,  fully paid and  nonassessable shares of the Common Stock all on the terms and  conditions  and pursuant to the provisions  hereinafter  set forth  (collectively,  the "Option").  The exercise price applicable to this Option (the "Exercise Price") shall be all amounts owed pursuant to the Note for the  aggregate  of the  2,905,000  shares of the Common
Stock  set forth in the table  above in lines 1  through  8  (collectively,  the
"Option  Shares").  As used  herein,  the term  "Holder"  shall  initially  mean
Newcastle,  and shall subsequently mean each person or entity to who this Option is duly  assigned.  The  Option  may be  exercised  in  whole,  but not in part, commencing  on January  3,  2003,  and shall  extend to  January  31,  2003 (the
"Exercise Period") unless a court or other governing body prevents or delays the exercise of the Option in which case the Exercise  Period  shall extend  through such period of prevention or delay.

            2. MANNER OF EXERCISE; PAYMENT FOR SHARES; ISSUANCE OF CERTIFICATES.
Subject to the provisions of this Agreement,  the Option Shares may be purchased by the Holder,  in whole,  but not in part, by a completed  election to purchase agreement  in the form  attached to this  Omnibus  Agreement,  to Rogers  during normal  business  hours on any  business  day,  during the Exercise  Period,  at
Rogers's principal residence located at 7529 St. Andrews Ct., Plano, Texas 75093
(or such  other  office or agency of Rogers as he may  reasonably  designate  by notice to the  Holder),  which  payment  shall  occur upon the  cancellation  by
Newcastle,  and the  declaration  by  Newcastle,  of the  payment in full of all amounts  (both  principal  and  interest)  owing  under the Note and the  Pledge
Agreement, in which event the Note shall be returned,  marked "Paid in Full," to
Rogers.  Payment  for any  Option  Shares  shall not be made prior to January 3,
2003.

            3.  DAMAGES.  Rogers  agrees  that a breach of any of the  covenants contained in this Agreement will cause irreparable  injury to Newcastle and that
Newcastle  has no  adequate  remedy at law in respect of such  breach  and, as a consequence,  agrees that each and every  covenant  contained in this  Agreement shall be specifically  enforceable against Rogers.  Rogers further  acknowledges the  impossibility of ascertaining the amount of damages which would be suffered by  Newcastle  by reason of a breach of any of the  covenants  contained in this
Agreement  and,  consequently,  agrees that,  if Rogers shall breach any of such

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 21 of 45 pages
-------------------------                                  ---------------------

covenants,  Rogers shall pay to Newcastle,  as  liquidated  damages and not as a penalty, an aggregate amount equal to the excess of the Exercise Price above the actual price of the related capital stock plus any appropriate premiums.

ARTICLE C.  MISCELLANEOUS

            1. NOTICES. All notices,  requests and other communications required or  permitted  to be given or  delivered  hereunder  to the Holder of the Option shall be in  writing,  and shall be  personally  delivered,  or shall be sent by certified or registered  mail or by recognized  overnight mail courier,  postage prepaid and  addressed,  to such Holder at the address  shown for such Holder on the books of Rogers,  or at such other  address as shall have been  furnished to
Rogers  by  notice  from  such  Holder.   All  notices,   requests,   and  other
communications  required or  permitted  to be given or  delivered  hereunder  to
Rogers shall be in writing, and shall be personally delivered,  or shall be sent by certified or registered mail or by recognized overnight mail courier, postage prepaid and  addressed to the office of Rogers at 7529 St.  Andrews Ct.,  Plano,
Texas 75093, or at such other address as shall have been furnished to the Holder of the  Option  by  notice  from  Rogers.  Any  such  notice,  request  or other communication  may be sent by facsimile,  but shall in such case be subsequently confirmed by a writing  personally  delivered or sent by certified or registered mail or by recognized  overnight  mail courier as provided  above.  All notices, requests and other  communications  shall be deemed to have been given either at the time of the receipt thereof by the person entitled to receive such notice at the  address of such  person  for  purposes  of this  Section 1 or, if mailed by registered or certified  mail or with a recognized  overnight  mail courier upon deposit with the United States Post Office or such  overnight  mail courier,  if postage is prepaid and the mailing is properly addressed, as the case may be.

            2.  GOVERNING  LAW.  THIS  OMNIBUS  AGREEMENT  SHALL BE GOVERNED AND
CONSTRUED  AND ENFORCED IN  ACCORDANCE  WITH THE  INTERNAL  LAWS OF THE STATE OF
TEXAS WITHOUT REGARD TO THE CONFLICTS OF LAW.

            3.  AMENDMENTS.  This  Omnibus  Agreement  may only be amended by an instrument signed by Rogers and the Holder.

            4.  DESCRIPTIVE  HEADINGS.  The descriptive  headings of the several paragraphs  of this  Omnibus  Agreement  are  inserted for purposes of reference only, and shall not affect the meaning or  construction of any of the provisions of this Omnibus Agreement.

            5.  SEVERABILITY  AND  SAVINGS  CLAUSE.  If any  one or  more of the provisions  contained in this  Omnibus  Agreement is for any reason (i) objected to,  contested  or  challenged  by  any  court,  government  authority,  agency, department,  commission or  instrumentality of the United States or any state or political  subdivision  thereof,  or  any  securities  industry  self-regulatory organization  (collectively,  "Governmental  Authority"),  or  (ii)  held  to be invalid, illegal or unenforceable in any respect, Rogers and the Holder agree to negotiate  in good faith to modify  such  objected  to,  contested,  challenged, invalid,  illegal or unenforceable  provision. It is the intention of Rogers and the Holder that there shall be  substituted  for such  objected  to,  contested, challenged,  invalid,  illegal or unenforceable provision a provision as similar to such  provision as may be possible  and yet be  acceptable  to any  objecting
Governmental Authority and be valid, legal and enforceable.  Further, should any provisions of this Omnibus Agreement ever be reformed or rewritten by a judicial body,  those  provisions  as  rewritten  will  be  binding,  but  only  in  that jurisdiction,  on the Holder and Rogers as if contained in the original  Omnibus
Agreement.  The invalidity,  illegality or  unenforceability  of any one or more
provisions  of  this  Omnibus   Agreement  will  not  affect  the  validity  and
enforceability of any other provisions of this Omnibus Agreement.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 22 of 45 pages
-------------------------                                  ---------------------

            6. PARTIES BOUND.  This Agreement shall be binding upon and inure to the  benefit  of  the  parties  hereto  and  their  respective  heirs,  personal
representatives,   successors,  assigns  and  legal  representatives;  provided, however,  that Rogers may not,  without the prior written  consent of Newcastle, assign any rights, powers, duties or obligations hereunder.

            7.  COUNTERPARTS.   This  Agreement  may  be  executed  in  multiple
counterparts,  each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

                     [REMAINDER OF PAGE INTENTIONALLY BLANK;
                             SIGNATURE PAGE FOLLOWS]

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 23 of 45 pages
-------------------------                                  ---------------------

EXECUTED as of the date first above stated.

                                    /s/ Jeffrey Rogers
                                    --------------------------------
                                     Jeffrey Rogers

                                    WCASTLE PARTNERS, L.P.,
                                    Texas limited partnership

                                    By:Newcastle Capital Management L.P.,
                                       its general partner

                                       By: Newcastle Capital Group, L.L.C.,
                                           its general partner

                                           By:/s/ Mark Schwarz
                                              -----------------------
                                              Name: Mark Schwarz
                                                   ------------------
                                                   Title: Managing Member
                                                          ---------------

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 24 of 45 pages
-------------------------                                  ---------------------

                     Form of Election to Purchase Agreement
                               Form of Assignment
                              [FORM OF ASSIGNMENT]

                   (To be executed by the registered Holder if
                   such Holder desires to transfer the Option)

            FOR VALUE  RECEIVED,  ________________  hereby  sells,  assigns  and transfers unto
________________________________________________________________________________
(Please  print  name,  address  and  taxpayer  identification  number  or social security number of transferee.)

the accompanying  Option,  together with all right,  title and interest therein, and does hereby irrevocably constitute and appoint:

________________________________________________________________________________
attorney,  to transfer the accompanying Option on the books of Rogers, with full power of substitution.  The transferee's tax  identification  or social security number is ______________.

Dated:______________, 20 ____.

                                    [HOLDER]

                                    By:
                                       ----------------------------------------
                                    Name:
                                         --------------------------------------
                                    Title:
                                         --------------------------------------

                                     NOTICE

            The signature to the  foregoing  Assignment  must  correspond to the name as written upon the face of the accompanying Option or any prior assignment thereof in every  particular,  without  alteration or  enlargement or any change whatsoever.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 25 of 45 pages
-------------------------                                  ---------------------

                    [FORM OF ELECTION TO PURCHASE AGREEMENT ]

                   (To be executed by the registered Holder if
                   such Holder desires to exercise the Option)

To:                                 :
   ---------------------------------

The undersigned hereby irrevocably elects to (i) purchase 2,905,000 (Two Million
Nine  Hundred Five  Thousand) of the shares of common stock of Pizza Inn,  Inc.,
$0.01 par value,  ("Common  Stock"),  pursuant to the provisions of Article B of the accompanying  Omnibus Agreement by cancellation of the Note. The undersigned requests that certificates for such shares of Common Stock be issued in the name of:

--------------------------------------------------------------------------------
(Please print name and address.)

--------------------------------------------------------------------------------
(Please insert social security or other identifying number.)

The undersigned hereby confirms and acknowledges that it is acquiring the shares of Common Stock solely for investment for its own account and not with a view to distribution,  and it will not  offer,  sell or  otherwise  dispose  of any such shares of Common Stock except in compliance  with the Securities Act of 1933, as amended, or any applicable state securities laws.

Dated:______________________, ____.            [HOLDER]

                                               By:
                                                  ------------------------------
                                               Name:
                                                    ---------------------------
                                               Title:
                                                     --------------------------

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 26 of 45 pages
-------------------------                                  ---------------------

                           REFINANCING PROMISSORY NOTE

$7,373,726.42                     Dallas, Texas                 December 6, 2002

FOR VALUE RECEIVED, the undersigned, C. JEFFREY ROGERS, an individual ("Maker"), hereby unconditionally promises to pay to the order of NEWCASTLE PARTNERS, L.P., a Texas limited partnership  ("Payee"),  300 Crescent Court, Suite 1110, Dallas,
Texas  75201,  or such  other  address  given by  Payee,  the  principal  sum of
$7,373,726.42,  in lawful money of the United  States of America,  together with interest  (calculated  on the basis of a 365-day  year) on the unpaid  principal balance  from day to day  remaining,  computed  from the date of  advance  until maturity  at the  rate per  annum  which  shall  from day to day be equal to the lesser of (a) the Maximum Rate, or (b) ten percent (10.0%).

            1.  DEFINITIONS.  When used in this Note, the following  terms shall have the respective meanings specified herein or in the Section referred to:

            "BANKRUPTCY  DEFAULT" means the occurrence and continuance of either of the  following  events:  (i) if Maker  shall (A) apply for or  consent to the appointment  of a receiver,  trustee,  intervenor,  custodian or  liquidator  of itself or of all or a  substantial  part of its  assets,  (B) be  adjudicated  a bankrupt or insolvent or file a voluntary  petition for  bankruptcy  or admit in writing  that it is  unable  to pay its  debts as they  become  due,  (C) make a general  assignment for the benefit of creditors,  (D) file a petition or answer seeking  reorganization or an arrangement with creditors or to take advantage of any bankruptcy or insolvency  laws, or (E) file an answer admitting the material allegations of, or consent to, or default in answering, a petition filed against it in any bankruptcy, reorganization or insolvency proceeding, or take corporate action for the  purpose of  effecting  any of the  foregoing;  or (ii) an order, judgment or decree  shall be entered by any court of competent  jurisdiction  or other competent authority  approving a petition seeking  reorganization of Maker or appointing a receiver,  trustee, intervenor or liquidator of any such person, or of all or substantially all of its assets, and such order, judgment or decree shall continue unstayed and in effect for a period of thirty (30) days.

            "BUSINESS  DAY" means a day upon which  business  is  transacted  by national banks in Dallas, Texas.

            "EVENT OF DEFAULT" has the meaning  assigned to such term in Section
5 hereof.

            "IMMEDIATE  DEFAULT" means the occurrence and continuance of any one or more of the following  events:  (i) this Note, the Pledge  Agreement,  or the
Omnibus  Agreement  shall:  (a) cease to be  legal,  valid,  binding  agreements enforceable  against  any  party  executing  the  same in  accordance  with  the respective  terms  thereof  in all  material  respects;  (b) shall in any way be terminated,  or become or be declared ineffective or inoperative or shall in any way whatsoever  cease to give or provide (1) the respective  liens,  or security interests,  or (2) or the  material  rights or  remedies  intended to be created thereby;  (ii) a  Bankruptcy  Default;  or (iii)  Payee's  liens,  mortgages  or security interests in any of the Pledged Collateral should become unenforceable, or cease to be first priority liens, mortgages or security interests.

            "LOAN  DOCUMENTS"  means   (collectively)   this  Note,  the  Pledge
Agreement,   the  Omnibus   Agreement  and  any   agreements,   documents,   any
modifications,  amendments,  renewals,  extensions, or restatements thereof), or certificates  at any time  executed  or  delivered  pursuant  to, in  collateral security of, or with reference to, any of the aforementioned documents.

            "MATURITY DATE" means January 15, 2003.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 27 of 45 pages
-------------------------                                  ---------------------

            "MAXIMUM RATE" means, with respect to the holder hereof, the highest non-usurious rate of interest, if any, permitted by applicable law on such day.

            "OBLIGATION" means all indebtedness, liabilities and obligations, of every kind and character, of Maker, now or hereafter existing in favor of Payee, regardless  of whether they are direct,  indirect,  primary,  secondary,  joint, several, joint and several, liquidated,  unliquidated,  fixed or contingent, and regardless of whether the same may, prior to their  acquisition by Payee,  be or have been payable to some other person or entity, including, but not limited to, all  indebtedness,  liabilities  and  obligations  arising under this Note,  the
Omnibus Agreement and the other Loan Documents.

            "OMNIBUS  AGREEMENT" means that certain Omnibus  Agreement dated the date hereof, executed between Maker and Payee.

            "PLEDGE  AGREEMENT"  means that certain Pledge Agreement dated as of the date  hereof,  executed  by Maker  in  favor  of  Payee,  as the same may be hereafter revised, modified, renewed or extended.

            "PLEDGED COLLATERAL" shall have the meaning assigned to such term in the Pledge Agreement.

            "RECOURSE  EVENT"  means at any  time  Payee  brings  an  action  to foreclose,  or exercise its rights against, the Pledged Collateral and Maker, or any person acting on its behalf, seeks to restrain,  enjoin,  hinder,  impede or delay the  foreclosure,  or Maker or such person  institutes,  any suit or other proceeding  in a civil  court filed to hinder,  impede or delay the  exercise of
Payee's rights or remedies against the Maker or the Pledged Collateral.

            "RECOURSE LIABILITIES" means liability for any of the following:

                        (a) all  indemnification  obligations of Maker under the
            Pledge Agreement;

                        (b)  Maker's  fraud  or  willful  misrepresentations  in
            connection with the Loan Documents;

                        (c) if a Bankruptcy Default occurs, then accrued, unpaid
            interest on this Note; and

                        (d) Maker, or any person or entity acting on its behalf,
            interferes with or contests the exercise or validity of the exercise of any remedies by Payee or files a petition in bankruptcy on behalf of Maker or  institutes  litigation  or a  petition  or claim in any proceeding  contesting  the exercise or the validity of the exercise of any  right  or  remedy  by  Payee or the  legality,  validity  or enforceability of any Loan Document,  or the legality or validity of any sum contracted for, charged or received by Payee;

                        (e) all  costs,  expenses  and fees  including,  but not
            limited   to,   court   costs  and   reasonable   attorneys'   fees,
            disbursements   and  expenses,   arising  in  connection   with  the
            collection of items (a) through (d), above.

            2.  Payment.  The  principal of and interest upon this Note shall be due and payable on the Maturity  Date. All payments of principal and interest of this  Note  shall be made by Maker to  Payee  in  federal  or other  immediately available  funds.  Payments  made to Payee by Maker  hereunder  shall be applied first to accrued interest and then to principal.

            Should the principal of, or any  installment  of the principal of or interest upon, this Note become due and payable on any day other than a Business
Day, the maturity thereof shall be extended to the next succeeding Business Day, and interest shall be payable with respect to such extension.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 28 of 45 pages
-------------------------                                  ---------------------

            All past due principal of and, to the extent permitted by applicable law,  interest  upon this Note shall bear interest at the Maximum Rate, or if no
Maximum Rate is established by applicable  law, then at the rate per annum which shall from day to day be equal to fifteen percent (15%).

            3. WAIVERS. Maker and each surety,  endorser,  guarantor,  and other party ever  liable  for  payment  of any sums of money  payable  upon this Note, jointly and severally waive presentment,  demand, protest, notice of protest and non-payment or other notice of default, notice of acceleration, and intention to accelerate,  or other notice of any kind, and agree that their  liability  under this Note  shall not be  affected  by any  renewal or  extension  in the time of payment  hereof,  or in any  indulgences,  or by any  release  or  change in any security  for the  payment  of this  Note,  and  hereby  consent  to any and all renewals,  extensions,  indulgences,  releases,  or changes,  regardless  of the number of such renewals, extensions, indulgences, releases, or changes.

            No waiver by Payee of any of its  rights or  remedies  hereunder  or under any other document evidencing or securing this Note or otherwise, shall be considered a waiver of any other  subsequent  right or remedy of Payee; no delay or omission in the  exercise or  enforcement  by Payee of any rights or remedies shall  ever be  construed  as a waiver of any  right or remedy of Payee;  and no exercise or  enforcement  of any such  rights or remedies  shall ever be held to exhaust any right or remedy of Payee.

            4.  SECURITY AND OPTION.  This Note is the  "Refinancing  Promissory
Note" referred to in the Omnibus  Agreement and Pledge  Agreement to which Payee is entitled to the rights and benefits  contained therein including the "Option"
provided and defined by the Omnibus  Agreement.  Payment and performance of this
Note is secured by the  Pledged  Collateral  pursuant to the terms of the Pledge
Agreement.

            5. DEFAULT AND REMEDIES.

            (a) An "Event of Default"  shall exist  hereunder if any one or more of the following  events shall occur and be continuing:  (i) Maker shall fail to pay when due any principal of, or interest  upon,  this Note or the  Obligation;
(ii) any  representation  or warranty made by Maker to Payee herein or in any of the Loan  Documents  shall  prove to be untrue  or  inaccurate  in any  material respect;  (iii) default or an "Event of Default," shall occur in the performance of any of the covenants or agreements of Maker contained  herein or in the other
Loan Documents;  (iv) any of the Loan Documents shall cease to be legal,  valid,
binding  agreements   enforceable  against  any  party  executing  the  same  in accordance  with the respective  terms thereof or shall in any way be terminated or  become  or be  declared  ineffective  or  inoperative  or  shall  in any way whatsoever cease to give or provide the respective  liens,  security  interests, rights, titles, interests, remedies, powers or privileges intended to be created thereby; (v) a Bankruptcy Default; or (vi) Payee's liens,  mortgages or security interests in any of the collateral for this Note should become unenforceable, or cease to be first priority liens, mortgages or security interests.

            (b) At any time following the  occurrence of an Immediate  Default -
and,  if any other  Event of  Default  occurs,  then at any time  following  the
Maturity  Date - the holder  hereof may,  at its option:  (i) declare the entire unpaid balance of principal and accrued interest, and any other obligation under the Note, to be immediately due and payable without presentment or notice of any kind which Maker waives  pursuant to Section 3 herein,  (ii) reduce any claim to judgment,  and/or  (iii)  pursue and enforce any of Payee's  rights and remedies available  pursuant  to any  applicable  law  or  agreement  including,  without limitation,  foreclosing  all  liens and  security  interests  securing  payment thereof or any part thereof.  If at any time a Bankruptcy Default occurs,  then, without  any  notice to Maker or any other act by Payee,  the  principal  of and interest  accrued on this Note shall become  immediately due and payable without presentment,  demand,  protest,  or other  notice of any kind,  all of which are hereby waived by Maker.

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 29 of 45 pages
-------------------------                                  ---------------------

            6.  PREPAYMENT  NOT  ALLOWED.  Maker is not  entitled  to prepay the outstanding principal balance of this Note prior to Maturity. Payee is, however, entitled to cancel the Note, and declare the Note  paid-in-full,  in conjunction with, and in accordance with, Payee's exercise of the Option

            7. USURY LAWS.  Regardless of any provisions contained in this Note, the Payee  shall  never be  deemed  to have  contracted  for or be  entitled  to receive,  collect, or apply as interest on the Note, any amount in excess of the
Maximum Rate,  and, in the event Payee ever  receives,  collects,  or applies as interest any such excess, such amount which would be excessive interest shall be applied to the reduction of the unpaid  principal  balance of this Note, and, if the principal  balance of this Note is paid in full,  then any remaining  excess shall  forthwith be paid to Maker.  In  determining  whether or not the interest paid or payable under any specific  contingency exceeds the highest lawful rate,
Maker and Payee shall, to the maximum extent permitted under applicable law, (a)
characterize any non-principal  payment (other than payments which are expressly designated  as interest  payments  hereunder)  as an  expense,  fee, or premium, rather  than as  interest,  (b)  exclude  voluntary  prepayments  and the effect thereof,  and (c)  spread the total  amount of  interest  throughout  the entire contemplated  term of this Note so that the interest rate is uniform  throughout such term.

            8.  COSTS.  If this Note is placed in the hands of an  attorney  for collection,  or if it is  collected  through any legal  proceeding  at law or in equity, or in bankruptcy,  receivership or other court proceedings, Maker agrees to pay all costs of collection,  including,  but not limited to, court costs and reasonable attorneys' fees, including all costs of appeal.

            9. BINDING EFFECT.  This Note shall be binding upon and inure to the benefit of Maker and Payee and their respective  successors,  assigns, heirs and personal  representatives,  provided,  however,  that no  obligations  of  Maker hereunder can be assigned  without prior written consent of Payee. Any attempted assignment in violation of this Section 9 shall be null and void.

            10. GOVERNING LAW. THIS INSTRUMENT AND ALL ISSUES AND CLAIMS ARISING
IN CONNECTION  WITH OR RELATING TO THE  INDEBTEDNESS  EVIDENCED  HEREBY SHALL BE
GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND THE
APPLICABLE LAWS OF THE UNITED STATES OF AMERICA.

            11.  LIMITATION OF LIABILITY.  So long as no Recourse  Event occurs,
Maker shall not have any personal  liability for payment of the Obligation other than the Recourse  Liabilities.  Following the  occurrence of a Recourse  Event,
Maker  shall have  unlimited  personal  liability  for the  Obligation.  Nothing contained  in this  Section  shall (a) impair the  validity  of this Note or the
Obligation or any  collateral  or security  therefor,  or (b) affect,  diminish, negate,  alter,  amend or impair the validity or  enforceability of the Recourse
Liabilities, it being intended that Maker shall at all times be fully liable for the Recourse  Liabilities.  The  provisions of this Section shall not in any way affect or impair  the right of any  holder of this Note or any of the other Loan
Documents  to  exercise  any or all of its  rights  under the Note or any of the other Loan  Documents  against Maker or the Pledged  Collateral  pursuant to the
Payee's  rights of  foreclosure  or other rights with respect to  collateral  or security for the Obligation.

            12.  WAIVER OF TRIAL BY JURY.  TO THE FULLEST  EXTENT  PERMITTED  BY
APPLICABLE  LAW, MAKER HEREBY  IRREVOCABLY  AND EXPRESSLY  WAIVES ALL RIGHT TO A
TRIAL BY JURY IN ANY ACTION,  PROCEEDING,  OR  COUNTERCLAIM  (WHETHER BASED UPON
CONTRACT,  TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS NOTE OR ANY OF
THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS  CONTEMPLATED HEREBY OR THEREBY, OR
THE ACTIONS OF PAYEE IN THE NEGOTIATION,  ADMINISTRATION,  OR ENFORCEMENT HEREOF
OR THEREOF.

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CUSIP No. 725848 10 5                 13D                    Page 30 of 45 pages
-------------------------                                  ---------------------

            13. ENTIRETY. THE PROVISIONS OF THIS NOTE AND THE LOAN DOCUMENTS MAY
BE AMENDED  OR  REVISED  ONLY BY AN  INSTRUMENT  IN WRITING  SIGNED BY MAKER AND
PAYEE.  THIS NOTE AND ALL THE OTHER LOAN  DOCUMENTS  EMBODY  THE  FINAL,  ENTIRE
AGREEMENT  OF MAKER  AND  PAYEE AND  SUPERSEDE  ANY AND ALL  PRIOR  COMMITMENTS,
AGREEMENTS,  REPRESENTATIONS,  AND  UNDERSTANDINGS,  WHETHER  WRITTEN  OR  ORAL,
RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED OR
VARIED BY EVIDENCE OF PRIOR,  CONTEMPORANEOUS,  OR SUBSEQUENT ORAL AGREEMENTS OR
DISCUSSIONS OF MAKER AND PAYEE.  THERE ARE NO ORAL AGREEMENTS  BETWEEN MAKER AND
PAYEE.

                     [Remainder of Page Intentionally Blank;
                             Signature Page Follows]

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CUSIP No. 725848 10 5                 13D                    Page 31 of 45 pages
-------------------------                                  ---------------------

                                         MAKER:

                                         C. JEFFREY ROGERS

                                         /s/ C. JEFFREY ROGERS
                                         ---------------------------------------

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CUSIP No. 725848 10 5                 13D                    Page 32 of 45 pages
-------------------------                                  ---------------------

                                                                                                                                            ----------------
                                PLEDGE AGREEMENT

            THIS PLEDGE AGREEMENT (herein so called) is entered into on December
6, 2002, by C. Jeffrey Rogers ("Pledgor"), in favor of Newcastle Partners, L.P., a Texas limited partnership ("Lender").

                                W I T N E S E T H

            1. Pledgor is the owner of the capital stock of Pizza Inn, Inc. (the
"Issuer")  set forth on Exhibit A attached  hereto  (such  capital  stock  being herein referred to as the "Pledged Shares").

            2. Pledgor,  as borrower,  and Lender, as lender,  have entered into the Note pursuant to which Lender has refinanced certain of Pledgor's previously outstanding  indebtedness  (the  "Existing  Indebtedness")  to Wells  Fargo Bank
Texas, National Association and Pizza Inn, Inc., in the form of a term loan (the
"Loan") to Pledgor in the aggregate principal amount of $7,373,726.42.

            3.  Pledgor  wishes to provide  collateral  security for the Secured
Indebtedness  (as  hereinafter  defined)  in the form of a pledge of the Pledged
Collateral (as hereinafter defined).

            NOW,  THEREFORE,  in consideration of the premises and of the mutual covenants herein contained,  and the benefit to be received by Pledgor by reason of the Loan,  which benefit is hereby  expressly  acknowledged  by Pledgor,  the parties hereto agree as follows:

            SECTION 1. Defined  Terms.  Capitalized  terms used herein which are defined in the Note shall have the same  meanings  when used  herein  unless the context hereof shall otherwise require or provide. In addition, for the purposes of this Pledge Agreement, the following terms shall have the respective meanings assigned to them in this Section 1:

            "Event of Default"  shall mean:  (a) the  occurrence of an "Event of
Default"  under,  and as  defined  by, the Note;  (b) the  failure of Pledgor to observe any of the terms,  conditions,  or  covenants  contained in this Pledged
Agreement;  or (c)  any  legal  or  equitable  interest  in  any of the  Pledged
Collateral becomes vested in a person or entity other than Pledgor.

            "Governmental   Authority"   means  any  state  or  federal   entity
exercising  executive,  legislative,  judicial,  regulatory,  or  administrative functions of or pertaining to government.

            "Note" means that certain Refinancing  Promissory Note dated of even date  herewith,  executed  by Pledgor  and payable to the order of Lender in the
original  principal  amount  of  $7,373,726.42,   together  with  all  renewals,
extensions, restatements, modifications, and amendments thereof.

            "Obligation"   shall   mean  all   indebtedness,   liabilities   and
obligations,  of every kind and character, of Pledgor, now or hereafter existing in favor of Lender,  regardless of whether they are direct,  indirect,  primary, secondary, joint, several, joint and several, liquidated, unliquidated, fixed or contingent,  and regardless of whether the same may, prior to their  acquisition by Lender,  be or have been payable to some other  person or entity,  including, but not limited to, all indebtedness,  liabilities and obligations arising under the  Note,  the  Omnibus  Agreement  and the  other  Loan  Documents.  The  term
"Obligation" shall include (but is not limited to) any damage or indemnification claims now or hereafter  existing in favor of Lender.  Among other  things,  the parties  acknowledge  and agree that in the event that Lender is precluded  from exercising  the  "Option"  (as such term is defined in the  Omnibus  Agreement),
Lender would incur significant  damages,  which damages shall include but not be

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 33 of 45 pages
-------------------------                                  ---------------------

limited to, any excess of the  "Exercise  Price" (as such term is defined in the
Omnibus  Agreement) above the actual price of the related capital stock plus any appropriate premiums.

            "Omnibus  Agreement" means that certain Omnibus  Agreement dated the date hereof, executed between Pledgor and Lender.

            "Pledged  Collateral"  shall  have  the  meaning  assigned  to it in
Section 2 hereof.

            "Pledged  Shares"  shall  have  the  meaning  assigned  to it in the recitals.

            "Secured Indebtedness" shall mean all indebtedness, obligations, and liabilities described or referred to in clauses (a) through (c) below:

            (a) the Obligation;

            (b) all  fees  and  expenses,  including,  without  limitation,  all reasonable attorneys' fees and legal expenses incurred by Lender to preserve and maintain the Pledged Collateral,  collect the obligations herein described,  and enforce any of the Loan Documents; and

            (c) all extensions,  renewals,  amendments, and modifications of any of the foregoing.

            SECTION 2.  Pledge.  As  collateral  security  for the  payment  and performance of the Secured Indebtedness,  Pledgor hereby pledges,  hypothecates, assigns,  transfers,  sets over,  and delivers  unto Lender,  and hereby  grants
Lender a lien and security interest in, the following:

            (a) the Pledged Shares and the certificates representing the Pledged
Shares,  and all cash,  securities,  dividends,  increases,  distributions,  and profits received therefrom or in connection therewith,  including  distributions or payments in partial or complete liquidation or redemption,  or as a result of reclassifications,  readjustments,  reorganizations,  or changes in the  capital structure  of  the  Issuer,  and  any  other  property  at  any  time  and  from time-to-time  received,  receivable,  or otherwise  distributed  or delivered to
Lender, and all rights and privileges pertaining thereto;

            (b) all  dividends,  cash,  instruments,  and  other  property  from time-to-time received,  receivable, or otherwise distributed in respect of or in exchange for any or all of such shares;

            (c) all  securities  hereafter  delivered to Lender in  substitution for, or in addition to, any of the foregoing,  all certificates  representing or evidencing such securities,  and all cash, securities,  instruments,  documents, dividends,  increases,  distributions,  and profits received therefrom,  and any other property at any time and from time-to-time  received by, receivable by, or otherwise  distributed  or  delivered to Lender in respect of or in exchange for any or all of the property described;

            (d) all  subscriptions,  warrants,  options,  and any  other  rights issued now or hereafter by the Issuer or any other person  whatsoever upon or in connection with the Pledged Shares and any part of the Pledged Collateral; and

            (e) all  products  and  proceeds  of the  foregoing  and all general intangibles and contract rights related thereto,  including without  limitation, all revenues, distributions,  dividends, property, registration rights, contract rights, and other rights and interests that Pledgor is, or may hereafter become, entitled to receive on account of any collateral  described in subsections  2(a)
through (e);

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 34 of 45 pages
-------------------------                                  ---------------------

(all such Pledged  Shares,  certificates,  securities,  instruments,  documents, dividends, increases, distributions,  profits, intangibles, contract rights, and other  property  being herein  collectively  called the  "Pledged  Collateral").
Pledgor shall forthwith deliver to Lender all subscriptions,  warrants, options, and all such other rights,  and upon delivery to Lender,  Lender shall hold such subscriptions,  warrants,  options  and other  rights as  additional  collateral pledged to secure the Secured  Indebtedness;  provided,  however, that if Lender determines,  in its sole discretion,  that the value of any such  subscriptions, warrants,  options,  or other rights shall terminate,  expire,  or be materially reduced in value by holding the same as Pledged  Collateral,  Lender  shall have the right (but not the obligation), in its sole discretion after sending written notice to Pledgor,  to sell or exercise  the same,  and if  exercised,  then the monies  disbursed  by Lender in  connection  therewith  shall become part of the
Secured   Indebtedness   and  all  of  the  stock,   securities,   evidences  of
indebtedness,  and other  items so  acquired  shall  become  part of the Pledged
Collateral;

            TO HAVE  AND TO HOLD  the  Pledged  Collateral,  together  with  all rights,  titles,  interests,  privileges,  and  preferences  appertaining  to or incidental thereto, unto Lender, its successors,  and assigns,  forever subject, however, to the terms, covenants, and conditions hereafter set forth.

            SECTION 3. Lender As  Custodian.  Lender (or an agent  designated by
Lender)  shall have  physical  possession  of the  certificates  or  instruments representing  or evidencing the Pledged  Collateral.  Pledgor agrees that either
(a) all  certificates  representing  Pledged  Shares shall be  registered in the appropriate stock record books in the name of Lender or a nominee or nominees of
Lender  and, in either  such case,  such  registration  shall  reflect  that the registered  owner is acting as agent on behalf of Lender,  or (b) in lieu of or, at Lenders option, in addition to presently  registering the Pledged  Collateral in the name of Lender or its nominee as  provided  in clause (a) above,  Pledgor
will  deposit  with  Lender,   along  with  the   certificates   or  instruments
representing or evidencing the Pledged Collateral, duly executed stock powers in favor of Lender or its nominee. In addition,  Lender shall at all times have the right to exchange  certificates  or instruments  representing  or evidencing the
Pledged  Collateral  for  certificates  or  instruments  of  smaller  or  larger denominations  for any purpose  consistent  with its  performance of this Pledge
Agreement.

            SECTION 4. Representations and Warranties. Pledgor hereby represents and warrants that: (a) Pledgor is a resident of the State of Texas,  residing at
7529 St.  Andrews  Ct.,  Plano,  Texas  75093;  (b) after  giving  effect to the refinancing  of the  Existing  Indebtedness,  Pledgor  is  the  sole  legal  and beneficial owner of the Pledged Collateral free and clear of all liens, charges, pledges,  encumbrances,  and security interests of every kind and nature,  other than liens and security interests in favor of Lender; (c) each Pledged Share has been  validly  authorized,  issued,  and is fully paid and  non-assessable;  (d)
Pledgor has good right and lawful authority to pledge the Pledged  Collateral in the manner  hereby  done or  contemplated;  (e) no consent  or  approval  of any
Governmental  Authority,  or of any securities exchange,  is necessary to effect the validity of the rights created  hereunder which have not been obtained;  (f)
except for any financing  statement  which may have been filed by Lender,  after giving  effect to the  refinancing  of the Existing  Indebtedness,  no financing statement covering the Pledged Collateral,  or any part thereof,  has been filed with any filing officer or office; (g) after giving effect to the refinancing of
the  Existing   Indebtedness,   no  security   agreement  covering  the  Pledged
Collateral,  or any part thereof, has been made and no security interest,  other than the one herein  created,  has  attached  or been  perfected  in the Pledged
Collateral or any part thereof; (h) the execution, delivery, and consummation of this Pledge Agreement will not violate any law, regulation, mortgage, indenture, contract,  instrument,  judgment, or decree applicable to or binding on Pledgor;
(i) to the best of  Pledgor's  knowledge,  the  aggregate  fair market  value of
Pledgor's  assets  exceeds  Pledgor's  liquidated  liabilities;   (j)  the  Note
constitutes  a refinancing  by Pledgor of certain of the Existing  Indebtedness;
and  (k)  Pledgor  is not  engaged  principally,  or as  one  of  its  important activities, in the business of extending credit for the purpose of purchasing or carrying any "margin  stock"  within the meaning of  Regulation U and no part of

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 35 of 45 pages
-------------------------                                  ---------------------

Previous  Indebtedness  has been used for,  nor will the proceeds of the Note be used for,  directly or indirectly,  a purpose which violates any law, statute or regulation,  including,  without limitation, the provisions of Regulations T, U, or X (as enacted by the Board of Governors  of the Federal  Reserve  System,  as
amended).  The delivery at any time by Pledgor to Lender of  additional  Pledged
Collateral shall constitute a representation  and warranty by Pledgor that, with respect to such Pledged Collateral and each item thereof, the matters heretofore warranted in clauses (a) through (k)  immediately  above are true and correct in all  material  respects  at,  and as if they  were  made  at,  the  date of such delivery.

            SECTION 5. Covenants.

            (a)  Additional  Documents and  Information.  Pledgor  covenants and agrees to: (i) from time-to-time promptly execute and deliver to Lender all such
stock  powers,  assignments,  certificates,   supplemental  writings,  financing
statements,  and  other  items and do all  other  acts or  things as Lender  may reasonably  request in order more fully to evidence  and perfect the interest of
Lender in the Pledged  Collateral;  (ii) punctually and properly  perform all of
Pledgor's  covenants  and duties  under any other  security  agreement,  deed of trust,  collateral  pledge  agreement,  or contract of any kind now or hereafter existing  as  security  for  or  in  connection  with  payment  of  the  Secured
Indebtedness (to the extent liable thereon) in accordance with the terms hereof;
(iii) promptly  furnish Lender with any information or writings which Lender may reasonably request  concerning the Pledged Collateral or the Issuer;  (iv) allow
Lender to inspect all records of Pledgor  relating to the Pledged  Collateral or to the Secured  Indebtedness,  and to make and take away copies of such records;
(v) promptly  notify Lender of any material  change in any fact or  circumstance warranted  or  represented  by Pledgor in this Pledge  Agreement or in any other writing furnished by Pledgor to Lender in connection with the Pledged Collateral or the Secured  Indebtedness;  (vi) promptly notify Lender of any claim, action, or proceeding affecting title to the Pledged Collateral, or any part thereof, or the  security  interest  therein,  and, at the request of Lender,  appear in and defend, at Pledgor's expense, any such action or proceeding; and (vii) promptly, after  being  requested  by Lender,  pay to Lender the amount of all  reasonable expenses,  including  reasonable  attorneys'  fees  and  other  legal  expenses, incurred by Lender in enforcing the security interest.

            (b) Proceeds.  Should the Pledged  Collateral,  or any part thereof, ever be in any manner  converted  by the Issuer or maker  into  another  type of property, or any money or other proceeds ever be paid or delivered to Pledgor as a result of Pledgor's rights in the Pledged Collateral, then, in any such event, all such  property,  money,  and  other  proceeds,  except  only  ordinary  cash dividends  (unless and until payable to Lender pursuant to Section 6(c) hereof), shall become part of the Pledged  Collateral and shall be delivered to Lender by
Pledgor.

            (c) Performance by Lender.  Should any covenant,  duty, or agreement of Pledgor fail to be performed in accordance with its terms  hereunder,  Lender may,  but shall  never be  obligated  to,  perform or  attempt  to perform  such covenant,  duty, or agreement on behalf of Pledgor,  and any amount  expended by
Lender in such performance or attempted  performance  shall become a part of the
Secured  Indebtedness.  At the  request  of Lender,  Pledgor  agrees to pay such amount  promptly to Lender at Lender's  office in Dallas,  Texas,  together with interest thereon at the rate provided in the Note.

            (d) Negative  Covenants.  Pledgor covenants and agrees that, without the prior  written  consent of Lender,  Pledgor will not: (i) sell,  assign,  or transfer any rights of Pledgor in the Pledged  Collateral except pursuant to the
"Option" (as such term is defined in the Omnibus Agreement); (ii) except for the
Option,  grant any  options or other  rights in the  Pledged  Collateral;  (iii)
create any other lien or security interest in, mortgage,  or otherwise  encumber the Pledged Collateral,  or any part thereof, or permit the same to be or become subject  to  any  lien,  security  interest,  mortgage,  attachment,  execution, sequestration,  other legal or equitable process, or any encumbrance of any kind or  character,  except the  security  interest  herein  created;  (iv) vote for, consent to, or permit any amendment of the articles of  incorporation or charter of the Issuer that might  materially  adversely  affect the value of the Pledged

-------------------------                                  ---------------------
CUSIP No. 725848 10 5                 13D                    Page 36 of 45 pages
-------------------------                                  ---------------------

Collateral;  or (v) vote for,  consent to, or permit (A) any  transfer of shares in, or change in  ownership  of,  the  Issuer,  or (B) any other  changes in the capital structure of the Issuer.

            SECTION 6.  Voting Rights; Dividends, Etc.

            (a)  Termination  of Rights.  All rights of Pledgor to exercise  the voting and/or  consensual  rights and powers under the Pledged  Collateral shall hereby cease, and all such rights shall thereupon  become vested in Lender,  who shall have the sole and  exclusive  right and  authority to exercise such voting and/or  consensual  rights.  Further,  Lender shall have the right to notify and direct the Issuer to make all payments,  dividends,  and any other distributions payable in  respect  thereof  directly  to  Lender.  The Issuer  making any such payment or distribution to Lender  hereunder shall be fully protected in relying on the written  statement of Lender that it then holds a security interest which entitles it to receive such  payments and  distributions.  Any and all money and other property paid over to or received by Lender  pursuant to the provisions of this  subsection  (a)  shall be  retained  by Lender  as  additional  collateral hereunder and may be applied (and upon Pledgor's  written request all cash shall promptly be applied) in accordance with the provisions hereof.

            (b)  Dividends.  All cash  dividends,  returns of capital,  or other distributions made on or in respect of the Pledged Collateral, whether resulting from a subdivision,  combination, or reclassification of the outstanding capital stock or other  ownership  interests  of the Issuer,  received  in exchange  for
Pledged  Collateral  or  any  part  thereof,  or  as a  result  of  any  merger, consolidation,  acquisition, or other exchange of assets to which the Issuer may be a party or  otherwise,  and any and all cash and other  property  received in exchange for the Pledged Collateral,  or received in payment of the principal of or in  redemption  of the  Pledged  Collateral,  shall be paid or  delivered  to
Lender.

            SECTION 7.  Rights and Remedies of Lender Upon and After Default.
                        ----------------------------------------------------

            (a)  Remedies.  In addition to any and all other rights and remedies which  Lender may then have  hereunder,  under  other  contracts  or  agreements
between  Pledgor  and  Lender  (including,   without  limitation,   the  Omnibus
Agreement),  under  applicable  law, or under the Uniform  Commercial Code as in effect in the State of Texas (hereinafter called "Code"),  or otherwise,  Lender may (at its option) at any time following the occurrence of an Immediate Default
(as such term is  defined  in the Note) - and,  if any  other  Event of  Default occurs,  then at any time  following the Maturity  Date:  (i) declare the entire unpaid balance of principal and all accrued interest on the Secured Indebtedness immediately due and payable,  without written notice of demand, notice of intent to accelerate,  notice of acceleration,  or presentment, all of which are hereby waived; (ii) reduce its claim to judgment,  foreclose,  or otherwise enforce its security interest in all or any part of the Pledged  Collateral by any available judicial  procedure;  (iii) after  notification,  if any, expressly provided for herein,  sell or otherwise dispose of, at the office of Lender or elsewhere,  as chosen by Lender, all or any part of the Pledged  Collateral,  and any such sale or other  disposition  may be as a unit or in  parcels,  by  public  or  private proceedings,  and by way of one or more contracts (it being agreed that the sale of any part of the Pledged  Collateral shall not exhaust Lender's power of sale, but sales may be made from time to time until all of the Pledged  Collateral has been sold or until the  Secured  Indebtedness  has been paid in full;  provided, however  that Lender  shall have no  obligation  to sell the Pledged  Collateral piecemeal, it being specifically  acknowledged that a sale of all of the Pledged
Collateral  to one  purchaser  in a single  transaction  shall  be  conclusively presumed to be  commercially  reasonable),  and at any such sale it shall not be necessary to exhibit the Pledged Collateral; (iv) at its discretion,  retain the
Pledged  Collateral in  satisfaction  of the Secured  Indebtedness  whenever the circumstances  are such that  Lender is  entitled  to do so under the Code;  (v)
purchase the Pledged  Collateral at any public sale in accordance with the Code;
(vi) purchase the Pledged  Collateral at any private sale in accordance with the
Code;  and (vii) exercise the rights set forth in Section 7 hereof in accordance with the Code.

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            (b) Sale of Pledged Collateral.  Lender is authorized at any sale of the Pledged  Collateral,  if it deems it advisable,  to restrict the prospective bidders or purchasers  to those  persons who will  represent and agree that they are purchasing  for their own account,  for  investment,  and not with a view to distribution  or sale of any of the  Pledged  Collateral.  Upon any  such  sale,
Lender shall have the right to deliver,  assign,  and transfer to the  purchaser thereof the Pledged  Collateral so sold.  Each  purchaser at any such sale shall hold the property  sold  absolutely  free from any claim or right of  whatsoever kind,  including  any  equity or right of  redemption  of Pledgor  which  hereby specifically  waives,  to the fullest  extent  permitted by applicable  law, all rights of redemption, stay, or appraisal which it has or may have under any rule of law or statute now  existing or hereafter  adopted,  and such waiver shall be deemed to have been made after default. Lender shall give Pledgor ten (10) days'
written  notice of its intention to make any such public or private sale or sale at broker's board or on a securities  exchange.  Such notice, in case of sale at broker's board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the  Pledged  Collateral,  or that portion thereof so being sold, which will first be offered for sale at such board or exchange.  Lender shall have no  obligation  to disclose or provide any information  concerning  the Issuer or the  Pledged  Collateral  to  prospective purchasers of the Pledged Collateral other than information in its possession at such time, and Pledgor  agrees and  acknowledges  that it shall be  commercially reasonable  for any  notices  of any  such  sale,  published  or  otherwise,  to specifically  so state.  At any such sale the Pledged  Collateral may be sold in one lot as an entirety or in separate parcels, as Lender may elect, and any such election shall be presumed to be  commercially  reasonable.  Lender shall not be obligated to make any such sale pursuant to any such notice. Lender may, without notice or  publication,  adjourn any public or private sale or cause the same to be adjourned from time to time by  announcement  at the time and place fixed for the  sale,  and such sale may be made at any time or place to which the same may be so  adjourned.  In  case  of any  sale  of all or  any  part  of the  Pledged
Collateral on credit or for future delivery,  the Pledged Collateral so sold may be retained by Lender until the selling price is paid by the purchaser  thereof, but  Lender  shall  not  incur  any  liability  in case of the  failure  of such purchaser to take and pay for the Pledged  Collateral  so sold,  and, in case of any such failure,  such Pledged  Collateral  may again be sold upon like notice.
Lender  may also,  at its  discretion,  proceed  by a suit or suits at law or in equity to foreclose the pledge and sell the Pledged  Collateral,  or any portion thereof,  under  a  judgment  or  decree  of a  court  or  courts  of  competent
jurisdiction.   If  any  consent,  approval,  or  authorization  of  any  state, municipal,  or other  governmental  department,  agency,  or authority should be necessary to effectuate any sale or other disposition of the Pledged Collateral, or any partial disposition of the Pledged  Collateral,  Pledgor will execute all such  applications  and other  instruments as may be required in connection with securing any such consent,  approval,  or authorization,  and will otherwise use its best efforts to secure the same.

            (c) Possible Restrictions on Sale of Pledged Collateral.  Because of
the  Securities  Act of 1933, as amended (the  "Securities  Act"),  or any other applicable laws or regulations,  there may be legal  restrictions or limitations affecting  Lender in any attempts to dispose of certain  portions of the Pledged
Collateral in the  enforcement of its rights and remedies  hereunder.  For these reasons Lender is hereby authorized by Pledgor, but not obligated,  in the event of any Event of Default  hereunder  giving rise to Lender's  rights,  to sell or otherwise dispose of the Pledged Collateral, and after the giving of any notices required herein, to sell all or any part of the Pledged  Collateral at a private sale,  subject to an  investment  letter or in any other  manner  which will not require  the  Pledged  Collateral,  or any part  thereof,  to be  registered  in accordance with the Securities Act, as amended,  or other  applicable  rules and regulations promulgated thereunder,  or any other law or regulation, at the best price  reasonably  obtainable  by  Lender  at any  such  private  sale or  other disposition in the manner mentioned above, and Pledgor specifically acknowledges that any such  disposition  shall be  commercially  reasonable  under  the Code.
Lender is also hereby  authorized by Pledgor,  but not  obligated,  to take such actions,  give such notices,  obtain such consents,  and do such other things as
Pledgor may deem required or  appropriate  in the event of a sale or disposition of any of the Pledged Collateral. Pledgor clearly understands that Lender may at

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its discretion  approach a restricted number of potential  purchasers and that a sale  under  such  circumstances  may  yield  a  lower  price  for  the  Pledged
Collateral,  or any part or parts thereof, than would otherwise be obtainable if same were  registered  and sold in the open  market.  Pledgor  agrees (i) in the event  Lender  shall,  upon an  Event of  Default  hereunder,  sell the  Pledged
Collateral,  or any portion thereof, at such private sale or sales, Lender shall have the right to rely upon the  advice  and  opinion  of any  member  firm of a
National Security  Exchange (as defined in the Securities  Exchange Act of 1934)
or other  business or stock  valuation  company as to the best price  reasonably obtainable upon such private sale thereof,  and (ii) that such reliance shall be conclusive evidence that Lender handled such matter in a commercially reasonable manner under the Code.

            (d) Notification.  Reasonable  notification of the time and place of any public sale of the Pledged  Collateral,  or reasonable  notification  of the time after which any private sale or other  intended  disposition of the Pledged
Collateral  is to be made,  shall be sent to  Pledgor  and to any  other  person entitled  under the Code to notice.  It is agreed  that notice sent or given not less than ten  calendar  days  prior to the  taking  of the  action to which the notice  relates is  reasonable  notification  and notice for the purpose of this
Pledge Agreement.

            (e)  Application  of Proceeds.  Upon the maturity of any  instrument evidencing the Secured  Indebtedness or any part thereof,  whether such maturity be by such terms of such  instruments  or through  the  exercise of any power of acceleration,  Lender is  authorized  and  empowered  to apply any and all funds realized from the sale of the Pledged Collateral not previously credited against the Secured  Indebtedness first, toward the payment of the costs,  charges,  and expenses, if any, incurred in the collection of such funds hereunder,  and then, toward  the  payment  (in such  order as  Lender  shall  elect)  of the  Secured
Indebtedness, and shall pay any balance remaining to Pledgor or as prescribed by the Code.

            (f) Notices. In the event that any notice is required to be given to
Pledgor with respect to any sale or liquidation of the Pledged  Collateral,  any notice  addressed  to Pledgor at the address set forth in Section  12(g)  below, postage prepaid,  deposited in the United States mail ten (10) days prior to the date of any  such  intended  action  shall  be  deemed  to be a  sufficient  and commercially  reasonable  notice.  Nothing contained herein shall prevent Lender from giving notice in any other manner which is considered reasonable.

            SECTION 8. Authority of Lender. Lender shall have and be entitled to exercise all such powers  hereunder as are  specifically  delegated to Lender by the terms  hereof,  together  with  such  powers  as are  reasonably  incidental thereto. Lender may execute any of its duties hereunder by or through sub-agents or employees and shall be entitled to retain counsel and to act in reliance upon the advice of such counsel  concerning  all matters  pertaining  to said duties.
Lender and any affiliate,  director, officer, or employee of Lender shall not be liable  for any  action  taken  or  omitted  to be  taken by them or any of them hereunder or in connection  herewith,  except for their own gross  negligence or
willful   misconduct;   nor  shall  Lender  be  responsible  for  the  validity,
effectiveness,  or sufficiency  hereof or of any document or security  furnished pursuant hereto or in connection  herewith.  Lender shall be entitled to rely on any  communication,  instrument,  or  document  believed by it to be genuine and correct and to have been signed or sent by the proper person or persons. Pledgor hereby  agrees to  reimburse  Lender,  on demand,  for all  reasonable  expenses incurred by it in connection  with the  administration  and  enforcement of this
Pledge  Agreement  and agrees to  indemnify  and hold  harmless  Lender from and against  any  and  all  liability  incurred  by it  hereunder  or in  connection herewith,  unless such  liability  shall be due to willful  misconduct  or gross negligence on the part of Lender.  Other than the exercise of reasonable care in the  physical  custody of the Pledged  Collateral  while held by Lender,  Lender shall have no  responsibility  for or  obligation or duty with respect to all or any part of the Pledged Collateral or any matter or proceeding arising out of or relating  thereto,  including,  without  limitation,  any  obligation or duty to collect  any sums due in respect  thereof or to protect or  preserve  any rights against  prior  parties  or  any  other  rights  pertaining  thereto,  it  being

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understood  and agreed  that  Pledgor  shall be  responsible  generally  for the preservation  of all rights in the  Pledged  Collateral.  Without  limiting  the generality  of the  foregoing,  Lender  shall  be  conclusively  deemed  to have exercised  reasonable  care in the custody of the Pledged  Collateral  if Lender takes such action, for purposes of preserving rights in the Pledged  Collateral, as Pledgor  may  reasonably  request in  writing,  but no failure or omission or delay by Lender in complying with any such request by Pledgor, and no refusal by
Lender to  comply  with any such  request  by  Pledgor,  shall be deemed to be a failure to exercise reasonable care.

            SECTION  9.  Lender  Appointed   Attorney-in-Fact.   Pledgor  hereby
appoints Lender Pledgor's  attorney-in-fact  for the purpose of carrying out the provisions  of this Pledge  Agreement  and taking any action and  executing  any instrument which Lender may deem reasonably necessary or advisable to accomplish the  purposes  hereof,  which  appointment  is  irrevocable  and coupled with an interest.  Without  limiting the generality of the foregoing,  Lender shall have the right and power,  to  receive,  endorse,  and  collect  all checks and other orders  for the  payment  of money made  payable  to  Pledgor  representing  any dividend  or other  distribution  payable  or  distributable  in  respect of the
Pledged  Collateral,  or any part  thereof,  and to give full  discharge for the same.

            SECTION 10. Certain Rights Before and After an Event of Default.
                        ---------------------------------------------------

            (a) Lender's  Responsibility  for Pledged  Collateral.  Lender shall have no duty to fix or  preserve  rights  against  prior  parties to the Pledged
Collateral,  and shall never be liable  (except for its own gross  negligence or willful  misconduct)  for its  failure to use  diligence  to collect  any amount payable  with  respect to the  Pledged  Collateral,  but shall be liable only to account to Pledgor for what it may actually collect or receive thereon.

            (b) Purchase Price for Pledged Collateral.  If Lender advances funds to or for the account of Pledgor to enable the latter to  purchase or  otherwise acquire rights in the Pledged Collateral,  or any part thereof,  such funds may, at Lender's  option,  be paid (i) directly to the person,  firm, or  corporation from whom Pledgor will make such purchase or acquisition or (ii) to Pledgor,  in which event Pledgor covenants to promptly pay the same to such person,  firm, or corporation and forthwith furnish to Lender evidence satisfactory to Lender that such payment has been made.

            (c) Financing Statement.  Lender shall have the right at any time to execute and file this Pledge Agreement as a financing statement, but the failure of Lender to do so shall not  impair  the  validity  or  enforceability  of this
Pledge Agreement.

            (d) Maximum  Interest.  It is expressly  stipulated and agreed to be the intent of Pledgor  and Lender at all times to comply with  applicable  state law or  applicable  United  States  federal  law (to the extent  that it permits
Lender to contract for, charge,  take,  reserve,  or receive a greater amount of interest  than under state law) and that this Section  10(d) shall control every other  covenant  and  agreement  in this  Pledge  Agreement  and the other  Loan
Documents.  If  the  applicable  law  (state  or  federal)  is  ever  judicially interpreted  so as to render  usurious  any amount  called for under this Pledge
Agreement,  the Note,  or under any of the other Loan  Documents,  or contracted for,  charged,  taken,  reserved,  or received with respect to the  indebtedness evidenced by the Loan, or if Lender's  exercise of the option to accelerate  the maturity of the Note (pursuant to an Event of Default or  otherwise),  or if any prepayment  by Pledgor,  late  payment  charge,  default  interest,  or any fee, charge, or imposition of any kind under applicable law results in Pledgor having paid any interest in excess of that  permitted  by  applicable  law,  then it is
Pledgor's  and  Lender's  express  intent  that all excess  amounts  theretofore collected  by Lender be repaid to Pledgor with  interest  thereon at the Maximum
Rate (or if any  principal  of the Loan is  outstanding,  that such amounts with such interest  thereon be applied to reduce the principal  balance of the Loan),

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and the  provisions  of this  Pledge  Agreement,  the Note,  and the other  Loan
Documents immediately be deemed reformed and the amounts thereafter  collectible hereunder and thereunder reduced,  without the necessity of the execution of any new document,  so as to comply with the applicable  law, but so as to permit the recovery of the fullest amount  otherwise  called for hereunder and  thereunder.
All sums  paid or  agreed to be paid to  Lender  for the use,  forbearance,  and detention of the indebtedness  represented by the Loan shall be considered to be earned  over the term of the Loan  regardless  of when  paid and  shall,  to the extent  permitted by applicable  law, be  amortized,  prorated,  allocated,  and spread  throughout the full term of such  indebtedness  until payment in full so that the rate or amount of  interest  on account of such  indebtedness  does not exceed  the  Maximum  Rate from  time-to-time  in effect and  applicable  to the indebtedness  evidenced by the Loan  Documents for so long as such  indebtedness remains outstanding.  Notwithstanding  anything to the contrary contained herein or in any of the Loan Documents, it is not the intention of Lender to accelerate the  maturity  of  any  interest  that  has  not  accrued  at  the  time  of any acceleration of the Loan or to collect unearned  interest at the time of such an acceleration.

            (e) Disclosure. Lender is granted the right to discuss Pledgor's and
Issuer's  affairs,  finances,  and  accounts  with all parties to such degree as
Lender deems necessary or advisable to protect its security  interest and/or the repayment of the indebtedness secured hereby. Pledgor covenants to do all things necessary or  appropriate  to permit  Lender to fully  exercise its rights under this paragraph.

            (f) Deposit of Proceeds.  Except as expressly  prescribed above, all payments  received by Lender with respect to the Pledged  Collateral  shall,  at
Lender's  option,  be deposited in a special  interest bearing account at a bank
(which may be, but need not be, a trust account or escrow account  maintained at
Lender)  to be  designated  by Lender in the name of Lender  styled  "Collateral
Account."  Funds in said  account  are  hereby  assigned  to Lender and shall be impressed with a lien to secure the Secured  Indebtedness,  and shall be applied by Lender as provided for above.

            (g) Payment of Expenses.  At Lender's option,  Lender may (but shall not be obligated to) discharge taxes,  liens, and interest,  perform or cause to be  performed,  for and on  behalf  of  Pledgor,  any  actions  and  conditions, obligations,  or covenants  which Pledgor has failed or refused to perform,  and may pay for the  repair,  maintenance,  or  preservation  of any of the  Pledged
Collateral, and all sums so expended,  including, but not limited to, reasonable attorneys' fees, court costs, agents' fee or commissions,  or any other costs or expenses,  shall become part of the Secured  Indebtedness,  shall bear  interest from the date of  payment  at the  Maximum  Rate,  shall be payable at the place designated for payment of the Secured Indebtedness, and shall be secured by this
Pledge Agreement.

            SECTION 11.  Obligations  of Pledgor.  So long as no Recourse  Event occurs,  Pledgor  shall  not have any  personal  liability  for  payment  of the
Obligation  other than the Recourse  Liabilities.  Following the occurrence of a
Recourse  Event,  Pledgor  shall  have  unlimited  personal  liability  for  the
Obligation.  Nothing  contained in this Section shall (a) impair the validity of the Note or the  Obligation or any  collateral or security  securing the payment and performance thereof, (b) affect,  diminish,  negate,  alter, amend or impair the validity or  enforceability of the Recourse  Liabilities,  it being intended that Pledgor  shall at all times be fully  liable for the Recourse  Liabilities.
The  provisions  of this Section shall not in any way affect or impair the right of any holder of the Note or any of the other Loan  Documents to exercise any or all of its  rights  under the Note or any of the other  Loan  Documents  against
Pledgor or the Pledged Collateral pursuant to the Lender's rights of foreclosure or other rights with respect to collateral or security for the Obligation.

            SECTION 12. Miscellaneous.
                        -------------

            (a)  Terms  Commercially  Reasonable.   The  terms  of  this  Pledge
Agreement shall be deemed commercially reasonable within the meaning of the Code in effect and applicable hereto.

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            (b)  Headings.  The  headings of articles  and  sections  herein are inserted only for convenience and shall in no way define, describe, or limit the scope or intent of any provision of this Pledge Agreement.

            (c) Amendments. No change, amendment, modification, cancellation, or discharge  of any  provision  of this  Pledge  Agreement  shall be valid  unless consented  to in writing by the party or parties  against  whom  enforcement  is being sought.

            (d)  Assignment of Lender's  Rights.  Lender shall have the right to assign all or any  portion of its rights  under  this  Pledge  Agreement  to any subsequent holder or holders of the Secured Indebtedness.

            (e) Parties in Interest. As and when used herein, the term "Pledgor"
shall  mean  and  include   Pledgor   herein  named  and  his  heirs,   personal
representatives,  successors and permitted assigns,  and the term "Lender" shall mean and include  Lender herein named and its  successors  and assigns,  and all covenants and  agreements  herein shall be binding upon and inure to the benefit of Pledgor  and Lender and their  respective  heirs,  personal  representatives, successors and assigns,  provided that Pledgor shall have no right to assign his rights hereunder to any other person or entity.

            (f) Applicable Laws. THIS PLEDGE AGREEMENT AND ALL ISSUES AND CLAIMS
ARISING IN CONNECTION WITH OR RELATING TO THE PLEDGED  COLLATERAL OR THE SECURED
INDEBTEDNESS,  INCLUDING BUT WITHOUT LIMITATION,  ALL CONTRACT, TORT, EQUITY, OR
OTHER CLAIMS OR COUNTERCLAIMS SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH
THE LAWS OF THE STATE OF TEXAS (WITHOUT  CONSIDERATION  OF ITS CONFLICTS OF LAWS
RULES) AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. If any provision of this Pledge  Agreement is held to be invalid or  unenforceable,  the validity and enforceability of the other provisions of this Pledge Agreement shall remain unaffected.

            (g)  Notices.  Any  notices  or  other  communications  required  or permitted  to be given by this  Pledge  Agreement  or any  other  documents  and instruments  referred  to herein  must be in writing and shall be deemed to have been given when personally  served or when deposited in the United States mails, registered or certified, return receipt requested,  addressed to the party to be notified at the  following  address  (or at such other  address as may have been designated by written notice):

                 If to Lender:    Newcastle Partners, L.P.
                                  300 Crescent Court, Suite 1110
                                  Dallas, Texas  75201
                                  Attention: Mark E. Schwarz, Managing Member

                 If to Pledgor:   C. Jeffrey Rogers
                                  7529 St. Andrews Ct.
                                  Plano, Texas  75093

            (h)  Obligations  Absolute.   All  rights  and  remedies  of  Lender
hereunder,  and all  obligations  of Pledgor  hereunder,  shall be absolute  and unconditional irrespective of:

                        (i) any lack of validity or  enforceability  of the Note
            or any of the  other  Loan  Documents  or  any  other  agreement  or instrument relating to any of the foregoing;

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                        (ii) any change in the time, manner, or place of payment
            of, or in any other term of, all or any of the Secured Indebtedness, or any other  amendment or waiver of or any consent to any departure from the Note or any of the other Loan Documents; or

                        (iii) any exchange,  release,  or  nonperfection  of any
            interest in any Pledged  Collateral,  or any release or amendment or waiver of or consent to any departure from any guarantee, for all or any of the Secured Indebtedness.

            (i) Counterparts.  This Pledge Agreement may be executed in multiple counterparts,  each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument, and in making proof of this Pledge
Agreement it shall not be necessary to produce or account for more than one such counterpart.

            (j) Entirety.  This Pledge  Agreement  and the other Loan  Documents embody the final,  entire agreement among Pledgor and Lender with respect to the pledge and assignment of the Pledged  Collateral and the other matters addressed herein and therein,  and  supersede any and all prior  commitments,  agreements, representations,  and  understandings,  whether written or oral, relating to the subject  matter  hereof and thereof,  and may not be  contradicted  or varied by evidence of prior, contemporaneous, or subsequent oral agreements or discussions of the parties hereto. There are no oral agreements among the parties hereto.

            (k) Waiver of Trial by Jury.  To the  fullest  extent  permitted  by applicable law,  Pledgor hereby  irrevocably and expressly waives all right to a trial by jury in any action,  proceeding,  or  counterclaim  (whether based upon contract,  tort,  or  otherwise)  arising  out of or  relating  to  this  Pledge
Agreement or any of the other Loan  Documents or the  transactions  contemplated hereby or thereby, or the actions of Lender in the negotiation,  administration, or enforcement hereof or thereof.

            (l) Waiver of Certain  Claims.  Pledgor  hereby  waives any right or claim to  consequential  or punitive  damages arising out of or relating to this
Pledge  Agreement  or  any of  the  other  Loan  Documents  or the  transactions contemplated  hereby or thereby,  or the  actions of Lender in the  negotiation, administration, or enforcement hereof or thereof.

            (m) WAIVER OF NOTICE AND HEARING.  PLEDGOR HEREBY WAIVES ANY AND ALL
RIGHTS  IT MAY HAVE TO  NOTICE  OR  HEARING  PRIOR TO  SEIZURE  BY LENDER OF THE
COLLATERAL, WHETHER BY WRIT OF POSSESSION OR OTHERWISE.

            (n)  Bankruptcy  Automatic  Stay.  As additional  consideration  for extending  the Loan,  Pledgor  agrees that if a  bankruptcy  petition  under any
Chapter  of the  Bankruptcy  Code  (11  U.S.C.  ss.101,  et seq.) is filed by or against Pledgor at any time after the execution of this Pledge Agreement, Lender shall be  entitled  to the  immediate  entry of an  order  from the  appropriate bankruptcy court granting Lender complete relief from the automatic stay imposed by ss.362 of the Bankruptcy  Code (11 U.S.C.  ss.362) to exercise its rights and remedies,  including  but not limited to  obtaining a  foreclosure  judgment and foreclosure  sale,  upon the filing with the  appropriate  court of a motion for relief from the  automatic  stay with a copy of this Pledge  Agreement  attached thereto.  Pledgor  specifically  agrees (i) that upon filing a motion for relief from the  automatic  stay,  Lender  shall be  entitled  to relief  from the stay without the  necessity of an  evidentiary  hearing and without the  necessity or requirement  of Lender to establish or prove the value of any property  securing the Secured  Indebtedness,  the lack of adequate  protection  of its interest in such property, or the lack of equity in such property;  (ii) that the lifting of the automatic stay hereunder by the appropriate bankruptcy court shall be deemed to be "for cause"  pursuant to  ss.362(d)(1)  of the Bankruptcy  Code (11 U.S.C.

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CUSIP No. 725848 10 5                 13D                    Page 43 of 45 pages
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ss.362(d)(1));  and (iii) that Pledgor will not directly or indirectly oppose or otherwise  defend  against  Lender's  efforts to gain relief from the  automatic stay.  This  provision  is not  intended  to  preclude  Pledgor  from filing for protection under any chapter of the Bankruptcy Code. The remedies  prescribed in this paragraph are not exclusive and shall not limit  Lender's  rights under the
Loan Documents, this Pledge Agreement or under any law.

            (o)  Contemporaneous  Exchange.  Both Pledgor and Lender acknowledge and  agree  that  the  pledge,  hypothecation,  assignment,  transfer,  security interest and lien evidenced by this Pledge  Agreement is intended to be, and was in fact, a contemporaneous exchange by Pledgor for new value from Lender.

                     [Remainder of Page Intentionally Blank;
                             Signature Page Follows]

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CUSIP No. 725848 10 5                 13D                    Page 44 of 45 pages
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            EXECUTED as of the date first above stated.

                                    PLEDGOR:

                                    /s/ C. Jeffrey Rogers
                                    --------------------------------------------
                                    C. Jeffrey Rogers

                                    LENDER:

                                    Newcastle Partners, L.P.,
                                    a Texas limited partnership

                                    By:  Newcastle Capital Management L.P.,
                                         its general partner

                                         By:  Newcastle Capital Group, L.L.C.,
                                              its general partner

                                              By: /s/ Mark Schwarz
                                                 -------------------------------
                                                 Name: Mark Schwarz
                                                      --------------------------
                                                 Title: Managing Member
                                                       -------------------------

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CUSIP No. 725848 10 5                 13D                    Page 45 of 45 pages
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                                    EXHIBIT A

                                 PLEDGED SHARES

       Name of Entity                 Certificate No.          Number of Shares

       Pizza Inn, Inc.                PI12370                     200,000
       Pizza Inn, Inc.                PI2152                      500,000
       Pizza Inn, Inc.                PI12326                     500,000
       Pizza Inn, Inc.                PI13354                     939,000
       Pizza Inn, Inc.                PI13744                      10,000
       Pizza Inn, Inc.                PI14336                     300,000
       Pizza Inn, Inc.                PI13776                     300,000
       Pizza Inn, Inc.                PI14788                     156,000